,SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 6)

Tuniu Corporation

(Name of Issuer)

American Depositary Shares (ADS), each representing

Three Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 89977P106	13D	Page 2 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

10,802,352 Class A ordinary shares (“shares”), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and F. Hurst Lin (“Lin”) and Matthew C. Bonner (“Bonner”), the directors of UGP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

10,802,352 shares, except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,802,352
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 3 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

263,589 shares, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

263,589 shares, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 263,589
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 4 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

11,065,941 shares, of which 10,802,352 shares are directly owned by DCM V and 263,589 shares are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

11,065,941 shares, of which 10,802,352 shares are directly owned by DCM V and 263,589 shares are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 5 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

11,065,941 shares, of which 10,802,352 shares are directly owned by DCM V and 263,589 shares are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to vote these shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

11,065,941 shares, of which 10,802,352 shares are directly owned by DCM V and 263,589 shares are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,941
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 89977P106	13D	Page 6 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,439,695 shares, except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,439,695 shares, except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,439,695
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 7 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,439,695 shares all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,439,695 shares all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,439,695
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 8 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,439,695 shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to vote these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,439,695 shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,439,695
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.2%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 89977P106	13D	Page 9 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Fund, L.P. (“Turbo Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,250,327 Class A ordinary shares, except that DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”), the general partner of Turbo Fund, and DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”), the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,250,327 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,327
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 10 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Affiliates Fund, L.P. (“Turbo Affiliates Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

73,549 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

73,549 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,549
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 11 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,323,876 Class A ordinary shares of which 1,250,327 shares are held by Turbo Fund and 73,549 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,323,876 Class A ordinary shares of which 1,250,327 shares are held by Turbo Fund and 73,549 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,876
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 12 of 37

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,323,876 Class A ordinary shares of which 1,250,327 shares are held by Turbo Fund and 73,549 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to vote these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,323,876 Class A ordinary shares of which 1,250,327 shares are held by Turbo Fund and 73,549 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to dispose of these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,876
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 89977P106	13D	Page 13 of 37

1	NAME OF REPORTING PERSON F. Hurst Lin (“Lin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

16,829,512 shares, of which 10,802,352 shares are directly owned by DCM V, 263,589 shares are directly owned by Aff V, 4,439,695 shares are directly owned by Hybrid Fund, 1,250,327 shares are directly owned by Turbo Fund and 73,549 shares are directly owned by Turbo Affiliates Fund. Lin is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

16,829,512 shares, of which 10,802,352 shares are directly owned by DCM V, 263,589 shares are directly owned by Aff V, 4,439,695 shares are directly owned by Hybrid Fund, 1,250,327 shares are directly owned by Turbo Fund and 73,549 shares are directly owned by Turbo Affiliates Fund. Lin is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,829,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 89977P106	13D	Page 14 of 37

1	NAME OF REPORTING PERSON Matthew C. Bonner (“Bonner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

16,829,512 shares of which 4,439,695 shares are directly owned by Hybrid Fund, 1,250,327 shares are directly owned by Turbo Fund and 73,549 shares are directly owned by Turbo Affiliates Fund. Bonner is a director of each of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

16,829,512 shares of which 4,439,695 shares are directly owned by Hybrid Fund, 1,250,327 shares are directly owned by Turbo Fund and 73,549 shares are directly owned by Turbo Affiliates Fund. Bonner is a director of each of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,829,512
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 89977P106	13D	Page 15 of 37

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 6 supplements and amends the Schedule 13D that was originally filed on May 9, 2014, as amended by Amendment No. 1 filed on December 31, 2014, and as further amended by Amendment No. 2 filed on May 22, 2015, Amendment No. 3 filed on January 26, 2016 and Amendment No. 4 filed on September 18, 2017, and Amendment No. 5 filed on March 25, 2021 (the “Original Schedule 13D”). This Amendment No. 6 relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of the Company. The Company’s American depositary shares (the “ADSs”) each represent three Class A Shares. This Amendment No. 6 is being filed to reflect the disposition of Class A Common Stock by certain of the Reporting Persons (as defined below). Each Reporting Person disclaims beneficial ownership of all Class A Shares of the Company, other than those reported herein as being owned by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 6 have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 5 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 6 is filed with the Securities and Exchange Commission.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM V, L.P., a Cayman Islands exempted limited partnership (“DCM V”), (ii) DCM Affiliates Fund V, L.P., a Cayman Islands exempted limited partnership (“Aff V”), (iii) DCM Hybrid RMB Fund, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund”), (iv) DCM Ventures China Turbo Fund, L.P., a Cayman Islands exempted limited partnership (“Turbo Fund”), (v) DCM Ventures China Turbo Affiliates Fund, L.P., a Cayman Islands exempted limited partnership (“Turbo Affiliates Fund”), (vi) DCM Investment Management V, L.P., a Cayman Islands exempted limited partnership (“GP V”), (vii) DCM Hybrid RMB Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund DGP”), (viii) DCM Turbo Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Turbo Fund DGP”), (ix) DCM International V, Ltd., a Cayman Islands exempted company (“UGP V”), (x) DCM Hybrid RMB Fund International, Ltd., a Cayman Islands exempted company (“Hybrid Fund UGP”), (xi) DCM Turbo Fund International, Ltd., a Cayman Islands exempted company (“Turbo Fund UGP”) and (xii) F. Hurst Lin (“Lin”) a citizen of the United States and (xiii) Matthew C. Bonner (“Bonner”) a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

DCM V, Aff V, Hybrid Fund, Turbo Fund and Turbo Affiliates Fund are venture capital funds. GP V is the general partner of each of DCM V and Aff V and UGP V is the general partner of GP V. Hybrid Fund DGP is the general partner of Hybrid Fund and Hybrid Fund UGP is the general partner of Hybrid Fund DGP. Turbo Fund DGP is the general partner of each of Turbo Fund and Turbo Affiliates Fund and Turbo UGP is the general partner of Turbo Fund DGP. Lin and Bonner are directors of each of UGP V, Hybrid Fund UGP and Turbo Fund UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

CUSIP NO. 89977P106	13D	Page 16 of 37

As reported by the Company on Form 6-K filed with the Commission on May 11, 2015, the Company entered into definitive agreements as of May 8, 2015 with a group of investors for the issuance and sale of $500,000,000 in newly issued Class A Shares in the Secondary Offering. In connection with the Secondary Offering, each of Turbo Fund and Turbo Fund Affiliates entered into a subscription agreement, dated as of May 8, 2015 (the “Subscription Agreement”), with the Company pursuant to which Turbo Fund and Turbo Fund Affiliates purchased an aggregate of 3,750,000 newly issued Class A ordinary shares (represented by 1,250,000 ADSs), at a purchase price of US$16.00 per ADS, or the equivalent of approximately US$5.33 per Class A ordinary share, for an aggregate purchase price of US$20,000,000. Each ADS represents three Class A Ordinary Shares. Turbo Fund purchased 3,541,670 Class A Shares in the Secondary Offering (represented by 1,180,556 ADSs) for a purchase price of approximately US$18,888,907.22 and Turbo Fund Affiliates purchased 208,330 Class A Shares in the Secondary Offering (represented by 69,443 ADSs) for a purchase price of approximately US$1,111,092.78. Upon consummation of the closing of the Secondary Offering on May 22, 2015, the beneficial ownership of the Reporting Persons of the Company’s outstanding Class A Shares was decreased as a result of dilution.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital. No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

On March 18, 2021, DCM V sold 314,396 ADSs of the Company and Aff V sold 7,671 ADSs of the Company in open market sales for a gross sales price of $4.8368 per ADS or $1,557,785.85 in the aggregate. On March 18, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.30 per ADS.

On March 19, 2021, DCM V sold 271,398 ADSs of the Company and Aff V sold 6,622 ADSs of the Company in open market sales for a gross sales price of $4.6463 per ADS or $1,291,773.48 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.92 per ADS.

On March 22, 2021, DCM V sold 116,066 ADSs of the Company and Aff V sold 2,832 ADSs of the Company in open market sales for a gross sales price of $4.6823 per ADS or $556,716.10 in the aggregate. On March 22, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.52 per ADS.

On March 23, 2021, DCM V sold 100,245 ADSs of the Company and Aff V sold 2,446 ADSs of the Company in open market sales for a gross sales price of $4.0624 per ADS or $417,171.92 in the aggregate. On March 23, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.85 per ADS.

On March 24, 2021, DCM V sold 65,373 ADSs of the Company and Aff V sold 1,595 ADSs of the Company in open market sales for a gross sales price of $3.6399 per ADS or $243,756.82 in the aggregate. On March 24, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.47 per ADS.

On March 25, 2021, DCM V sold 22,194 ADSs of the Company and Aff V sold 542 ADSs of the Company in open market sales for a gross sales price of $3.5467 per ADS or $80,637.77 in the aggregate. On March 25, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.46 per ADS.

On March 18, 2021, Turbo Fund sold 109,501 ADSs of the Company and Turbo Affiliates Fund sold 6,441 ADSs of the Company in open market sales for a gross sales price of $4.8368 per ADS or $560,783.96 in the aggregate. On March 18, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.30 per ADS.

On March 19, 2021, Turbo Fund sold 94,525 ADSs of the Company and Turbo Affiliates Fund sold 5,560 ADSs of the Company in open market sales for a gross sales price of $4.6462 per ADS or $465,019.54 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.92 per ADS.

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On March 22, 2021, Turbo Fund sold 40,425 ADSs of the Company and Turbo Affiliates Fund sold 2,378 ADSs of the Company in open market sales for a gross sales price of $4.6823 per ADS or $200,416.49 in the aggregate. On March 22, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.52 per ADS.

On March 23, 2021, Turbo Fund sold 34,914 ADSs of the Company and Turbo Affiliates Fund sold 2,054 ADSs of the Company in open market sales for a gross sales price of $4.0624 per ADS or $150,178.80 in the aggregate. On March 23, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.85 per ADS.

On March 24, 2021, Turbo Fund sold 22,769 ADSs of the Company and Turbo Affiliates Fund sold 1,339 ADSs of the Company in open market sales for a gross sales price of $3.6399 per ADS or $87,750.71 in the aggregate. On March 24, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.47 per ADS.

On March 25, 2021, Turbo Fund sold 7,730 ADSs of the Company and Turbo Affiliates Fund sold 455 ADSs of the Company in open market sales for a gross sales price of $3.5467 per ADS or $29,029.74 in the aggregate. On March 25, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.46 per ADS.

On March 18, 2021, Hybrid Fund sold 95,973 ADSs of the Company in open market sales for a gross sales price of $4.8769 per ADS or $468,050.72 in the aggregate. On March 18, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.30 per ADS.

On March 19, 2021, Hybrid Fund sold 82,847 ADSs of the Company in open market sales for a gross sales price of $4.6864 per ADS or $388,254.18 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.92 per ADS.

On March 22, 2021, Hybrid Fund sold 35,430 ADSs of the Company in open market sales for a gross sales price of $4.6823 per ADS or $165,893.89 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.52 per ADS.

On March 23, 2021, Hybrid Fund sold 30,601 ADSs of the Company in open market sales for a gross sales price of $4.0624 per ADS or $124,313.50 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.85 per ADS.

On March 24, 2021, Hybrid Fund sold 19,956 ADSs of the Company in open market sales for a gross sales price of $3.6399 per ADS or $72,637.84 in the aggregate. On March 24, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.47 per ADS.

On March 25, 2021, Hybrid Fund sold 6,775 ADSs of the Company in open market sales for a gross sales price of $3.5467 per ADS or $24,028.89 in the aggregate. On March 25, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.46 per ADS.

On December 5, 2022, Turbo Fund sold 42,425 ADSs of the Company and Turbo Affiliates Fund sold 2,495 ADSs of the Company in open market sales at a weighted average price of $1.2975 per share or $58,283.70 in the aggregate. The shares were sold at prices ranging from $1.1900 to $1.4700. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 6, 2022, Turbo Fund sold 47,636 ADSs of the Company and Turbo Affiliates Fund sold 2,802 ADSs of the Company in open market sales at a weighted average price of $1. 3530 per share or $68,242.61 in the aggregate. The shares were sold at prices ranging from $1.2500 to $1.4600. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

CUSIP NO. 89977P106	13D	Page 18 of 37

On December 7, 2022, Turbo Fund sold 115,004 ADSs of the Company and Turbo Affiliates Fund sold 6,765 ADSs of the Company in open market sales at a weighted average price of $1.6631 per share or $202,514.02 in the aggregate. The shares were sold at prices ranging from $1.4400 to $1.8000. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 20, 2022, Turbo Fund sold 2,484 ADSs of the Company and Turbo Affiliates Fund sold 146 ADSs of the Company in open market sales at a weighted average price of $1.7894 per share or $4,706.12 in the aggregate. The shares were sold at prices ranging from $1.7800 to $1.8000. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 21, 2022, Turbo Fund sold 13,216 ADSs of the Company and Turbo Affiliates Fund sold 777 ADSs of the Company in open market sales at a weighted average price of $1.7733 per share or $24,813.79 in the aggregate. The shares were sold at prices ranging from $1.7000 to $1.8400. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 22, 2022, Turbo Fund sold 13,208 ADSs of the Company and Turbo Affiliates Fund sold 777 ADSs of the Company in open market sales at a weighted average price of $1.6949 per share or $23,703.18 in the aggregate. The shares were sold at prices ranging from $1.6100 to $1.830. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 23, 2022, Turbo Fund sold 5,137 ADSs of the Company and Turbo Affiliates Fund sold 302 ADSs of the Company in open market sales at a weighted average price of $1.6441 per share or $8,942.26 in the aggregate. The shares were sold at prices ranging from $1.6000 to $1.7000. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 27, 2022, Turbo Fund sold 60,437 ADSs of the Company and Turbo Affiliates Fund sold 3,555 ADSs of the Company in open market sales at a weighted average price of $1.8571 per share or $118,839.54 in the aggregate. The shares were sold at prices ranging from $1.7300 to $1.9850. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 28, 2022, Turbo Fund sold 12,041 ADSs of the Company and Turbo Affiliates Fund sold 708 ADSs of the Company in open market sales at a weighted average price of $1.6388 per share or $20,893.06 in the aggregate. The shares were sold at prices ranging from $1.6000 to $1.7800. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 29, 2022, Turbo Fund sold 10,872 ADSs of the Company and Turbo Affiliates Fund sold 639 ADSs of the Company in open market sales at a weighted average price of $1.6401 per share or $18,879.19 in the aggregate. The shares were sold at prices ranging from $1.6000 to $1.6650. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

CUSIP NO. 89977P106	13D	Page 19 of 37

On December 30, 2022, Turbo Fund sold 31,192 ADSs of the Company and Turbo Affiliates Fund sold 1,836 ADSs of the Company in open market sales at a weighted average price of $1.5167 per share or $50,093.57 in the aggregate. The shares were sold at prices ranging from $1.4500 to $1.6150. Turbo Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 5, 2022, Hybrid Fund sold 37,183 ADSs of the Company in open market sales at a weighted average price of $1.2975 per share or $48,244.94 in the aggregate. The shares were sold at prices ranging from $1.1900 to $1.4700. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 6, 2022, Hybrid Fund sold 41,751 ADSs of the Company in open market sales at a weighted average price of $1.3530 per share or $56,489.10 in the aggregate. The shares were sold at prices ranging from $1.2500 to $1.4600. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 7, 2022, Hybrid Fund sold 100,795 ADSs of the Company in open market sales at a weighted average price of $1.6631 per share or $167,632.16 in the aggregate. The shares were sold at prices ranging from $1.4400 to $1.8000. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 20, 2022, Hybrid Fund sold 8,821 ADSs of the Company in open market sales at a weighted average price of $1.7894 per share or $15,784.30 in the aggregate. The shares were sold at prices ranging from $1.7800 to $1.8000. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 21, 2022, Hybrid Fund sold 46,927 ADSs of the Company in open market sales at a weighted average price of $1.7733 per share or $83,215.65 in the aggregate. The shares were sold at prices ranging from $1.7000 to $1.8400. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 22, 2022, Hybrid Fund sold 46,898 ADSs of the Company in open market sales at a weighted average price of $1.6949 per share or $79,487.42 in the aggregate. The shares were sold at prices ranging from $1.6100 to $1.830. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 23, 2022, Hybrid Fund sold 18,240 ADSs of the Company in open market sales at a weighted average price of $1.6441 per share or $29,988.38 in the aggregate. The shares were sold at prices ranging from $1.6000 to $1.7000. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 27, 2022, Hybrid Fund sold 214,603 ADSs of the Company in open market sales at a weighted average price of $1.8571 per share or $398,539.23 in the aggregate. The shares were sold at prices ranging from $1.7300 to $1.9850. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

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On December 28, 2022, Hybrid Fund sold 42,755 ADSs of the Company in open market sales at a weighted average price of $1.6388 per share or $70,066.89 in the aggregate. The shares were sold at prices ranging from $1.6000 to $1.7800. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 29, 2022, Hybrid Fund sold 38,605 ADSs of the Company in open market sales at a weighted average price of $1.6401 per share or $63,316.06 in the aggregate. The shares were sold at prices ranging from $1.6000 to $1.6650. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 30, 2022, Hybrid Fund sold 110,760 ADSs of the Company in open market sales at a weighted average price of $1.5167 per share or $167,989.69 in the aggregate. The shares were sold at prices ranging from $1.4500 to $1.6150. Hybrid Fund DGP undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 5, 2022, DCM V sold 121,808 ADSs of the Company and Aff V sold 2,973 ADSs of the Company in open market sales at a weighted average price of $1.2975 per share or $161,903.35 in the aggregate. The shares were sold at prices ranging from $1.1900 to $1.4700. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 6, 2022, DCM V sold 136,771 ADSs of the Company and Aff V sold 3,338 ADSs of the Company in open market sales at a weighted average price of $1.3530 per share or $189,567.48 in the aggregate. The shares were sold at prices ranging from $1.2500 to $1.4600. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 7, 2022, DCM V sold 330,197 ADSs of the Company and Aff V sold 8,057 ADSs of the Company in open market sales at a weighted average price of $1.6631 per share or $562,550.23 in the aggregate. The shares were sold at prices ranging from $1.4400 to $1.8000. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 20, 2022, DCM V sold 21,463 ADSs of the Company and Aff V sold 524 ADSs of the Company in open market sales at a weighted average price of $1.7894 per share or $39,343.54 in the aggregate. The shares were sold at prices ranging from $1.7800 to $1.8000. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 21, 2022, DCM V sold 114,178 ADSs of the Company and Aff V sold 2,786 ADSs of the Company in open market sales at a weighted average price of $1.7733 per share or $207,412.26 in the aggregate. The shares were sold at prices ranging from $1.7000 to $1.8400. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 22, 2022, DCM V sold 114,109 ADSs of the Company and Aff V sold 2,784 ADSs of the Company in open market sales at a weighted average price of $1.6949 per share or $198,121.95 in the aggregate. The shares were sold at prices ranging from $1.6100 to $1.830. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

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On December 23, 2022, DCM V sold 44,382 ADSs of the Company and Aff V sold 1,083 ADSs of the Company in open market sales at a weighted average price of $1.6441 per share or $74,749.01 in the aggregate. The shares were sold at prices ranging from $1.6000 to $1.7000. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 27, 2022, DCM V sold 522,156 ADSs of the Company and Aff V sold 12,741 ADSs of the Company in open market sales at a weighted average price of $1.8571 per share or $993,357.22 in the aggregate. The shares were sold at prices ranging from $1.7300 to $1.9850. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 28, 2022, DCM V sold 104,028 ADSs of the Company and Aff V sold 2,538 ADSs of the Company in open market sales at a weighted average price of $1.6388 per share or $174,640.36.06 in the aggregate. The shares were sold at prices ranging from $1.6000 to $1.7800. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 29, 2022, DCM V sold 93,930 ADSs of the Company and Aff V sold 2,292 ADSs of the Company in open market sales at a weighted average price of $1.6401 per share or $157,813.70 in the aggregate. The shares were sold at prices ranging from $1.6000 to $1.6650. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

On December 30, 2022, DCM V sold 269,493 ADSs of the Company and Aff V sold 6,577 ADSs of the Company in open market sales at a weighted average price of $1.5167 per share or $418,715.37 in the aggregate. The shares were sold at prices ranging from $1.4500 to $1.6150. GP V undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in the previous sentence.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b)     Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. References to percentages of ownership listed in Row 11 for each Reporting Person was calculated based upon 371,958,043 Class A ordinary shares (including 18,266,523 Class A ordinary shares, represented by 6,088,841 American depositary shares, repurchased and reserved for the future exercise of options or the vesting of other awards under the 2008 Plan and the 2014 Plan) and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021 as disclosed by the Company in its 20-F filed with the Securities and Exchange Commission on April 29, 2022. This Amendment No. 6 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 6 is filed with the Securities and Exchange Commission.

(c)       There were no other transactions by the Reporting Persons of the Company’s Ordinary Shares during the past 60 days other than as described in Item 4 above.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of DCM V, Aff V, Hybrid Fund, Turbo Fund, Turbo Affiliates Fund, GP V, Hybrid Fund DGP, Turbo Fund DGP and the amended and restated articles of memorandum and association of UGP V, Hybrid Fund UGP and Turbo Fund UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

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(e)       The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on December 31, 2022.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

See Item 3 regarding the Subscription Agreement between Turbo Fund, Turbo Fund Affiliates and the Company, dated as of May 8, 2015, entered into in connection with the acquisition of Class A Shares in the Company’s Secondary Offering, a copy of which is filed as Exhibit 2 hereto. The description of the Subscription Agreement contained herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney
EXHIBIT 2	Subscription Agreement, dated as of May 8, 2015, entered into by and among the Company, Turbo Fund and Turbo Affiliates Fund.

CUSIP NO. 89977P106	13D	Page 23 of 37

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2022

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM INTERNATIONAL V, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

CUSIP NO. 89977P106	13D	Page 24 of 37

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

CUSIP NO. 89977P106	13D	Page 25 of 37

DCM Ventures China Turbo Affiliates Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM Turbo Fund INVESTMENT MANAGEMENT, L.P.

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM Turbo Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

F. HURST LIN

/s/ F. Hurst Lin
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 89977P106	13D	Page 26 of 37

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Ordinary Shares and ADSs of Tuniu Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: January 23, 2023

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM INTERNATIONAL V, LTD.

CUSIP NO. 89977P106	13D	Page 27 of 37

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

CUSIP NO. 89977P106	13D	Page 28 of 37

DCM Ventures China Turbo Affiliates Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM Turbo Fund INVESTMENT MANAGEMENT, L.P.

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

DCM Turbo Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Authorized Signatory

F. HURST LIN

/s/ F. Hurst Lin
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 89977P106	13D	Page 29 of 37

EXHIBIT B

dcm

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Matthew C. Bonner his or its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to:

(1)       execute for and on behalf of each undersigned (a “Reporting Person”) any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Reports”) with respect to each Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”);

(2)       do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority or the Form ADV; and

(3)       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of either such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by either such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact. Each Reporting Person acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not hereby assuming any of the undersigned’s responsibilities to comply with state or federal securities laws.

[Signatures on the Following Page.]

CUSIP NO. 89977P106	13D	Page 30 of 37

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 31st day of December, 2022.

/s/ F. Hurst Lin		/s/ Matthew C. Bonner
F. Hurst Lin		Matthew C. Bonner

DCM MANAGEMENT, L.P.		DCM Management International, Ltd.

By: DCM Management International, Ltd., Its General Partner
		By:	/s/ Matthew C. Bonner
By:	/s/ Matthew C. Bonner	Name: Matthew C. Bonner
Name: Matthew C. Bonner		Title: Director
Title: Director

DCM INTERNATIONAL IV, LTD.		DCM IV, L.P.

By: DCM INVESTMENT MANAGEMENT IV, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director		By: DCM INTERNATIONAL IV, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT IV, L.P.		DCM AFFILIATES FUND IV, L.P.

By: DCM INTERNATIONAL IV, LTD.		By: DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL IV, LTD.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL V, LTD.		DCM V, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT V, L.P.
Name: Matthew C. Bonner		Its General Partner
Title: Director
By: DCM INTERNATIONAL V, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 89977P106	13D	Page 31 of 37

DCM INVESTMENT MANAGEMENT V, L.P.		DCM AFFILIATES FUND V, L.P.

By: DCM INTERNATIONAL V, LTD.		By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL V, LTD.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VI, LTD.		DCM VI, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT VI, L.P.
Name: Matthew C. Bonner		Its General Partner
Title: Director
By: DCM INTERNATIONAL VI, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM INTERNATIONAL VI, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VII, LTD.		DCM VII, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT VII, L.P.
Name: Matthew C. Bonner		Its General Partner
Title: Director
By: DCM INTERNATIONAL VII, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 89977P106	13D	Page 32 of 37

DCM INVESTMENT MANAGEMENT VII, L.P.		DCM AFFILIATES FUND VIII, L.P.

By: DCM INTERNATIONAL VII, LTD.		By: DCM INVESTMENT MANAGEMENT VIII, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL VIII, LTD.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VIII, LTD.		DCM VIII, L.P.

By:	/s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT VIII, L.P.
Name: Matthew C. Bonner		Its General Partner
Title: Director
By: DCM INTERNATIONAL VIII, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT VIII, L.P.		DCM Ventures China Fund (DCM VIII), L.P.

By: DCM INTERNATIONAL VIII, LTD.		By: DCM INVESTMENT MANAGEMENT VIII, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL VIII, LTD.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL IX, LTD.		DCM IX, L.P.

By: DCM INVESTMENT MANAGEMENT IX, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director		By: DCM INTERNATIONAL IX, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 89977P106	13D	Page 33 of 37

DCM INVESTMENT MANAGEMENT IX, L.P.		DCM AFFILIATES FUND IX, L.P.

By: DCM INTERNATIONAL IX, LTD.		By: DCM INVESTMENT MANAGEMENT IX, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL IX, LTD.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL X, LTD.		DCM X, L.P.

By: DCM INVESTMENT MANAGEMENT X, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director		By: DCM INTERNATIONAL X, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT X, L.P.		DCM AFFILIATES FUND X, L.P.

By: DCM INTERNATIONAL X, LTD.		By: DCM INVESTMENT MANAGEMENT X, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM INTERNATIONAL X, LTD.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 89977P106	13D	Page 34 of 37

A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INTERNATIONAL II, LTD.		A-FUND II, L.P.

By: A-FUND INVESTMENT MANAGEMENT II, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director		By: A-FUND INTERNATIONAL II, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INVESTMENT MANAGEMENT II, L.P.		A-FUND II AFFILIATES FUND, L.P.

By: A-FUND INTERNATIONAL II, LTD.		By: A-FUND INVESTMENT MANAGEMENT II, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: A-FUND INTERNATIONAL II, LTD.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INVESTMENT MANAGEMENT III, L.P.		A-FUND III, L.P.

By: A-FUND INTERNATIONAL III, LTD.		By: A-FUND INVESTMENT MANAGEMENT III, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: A-FUND INTERNATIONAL III, LTD.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 89977P106	13D	Page 35 of 37

A-FUND INTERNATIONAL III, LTD.		A-FUND III AFFILIATES FUND, L.P.

By:	/s/ Matthew C. Bonner	By: A-FUND INVESTMENT MANAGEMENT III, L.P.
Name: Matthew C. Bonner		Its General Partner
Title: Director
By: A-FUND INTERNATIONAL III, LTD.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.		DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.		By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Turbo Fund Investment Management, L.P.		DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund International, Ltd.		By: DCM Turbo Fund Investment Management, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Turbo Fund International, Ltd.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 89977P106	13D	Page 36 of 37

DCM Turbo Fund International, Ltd.		DCM Ventures China Turbo AFFILIATES Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director		By: DCM Turbo Fund International, Ltd.
Its General Partner

		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund Investment Management III, L.P.		DCM Opportunity Fund III, L.P.

By: DCM Opportunity Fund International III, Ltd.		By: DCM Opportunity Fund Investment Management III, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Opportunity Fund International III, Ltd.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund International III, Ltd.		DCM Opportunity Fund International II, Ltd.

By:	/s/ Matthew C. Bonner	By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner		Name: Matthew C. Bonner
Title: Director		Title: Director

DCM Opportunity Fund Investment Management II, L.P.		DCM Opportunity Fund II, L.P.

By: DCM Opportunity Fund International II, Ltd.		By: DCM Opportunity Fund Investment Management II, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Opportunity Fund International II, Ltd.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 89977P106	13D	Page 37 of 37

DCM Opportunity Fund Investment Management, L.P.		DCM Opportunity Fund, L.P.

By: DCM Opportunity Fund International, Ltd.		By: DCM Opportunity Fund Investment Management, L.P.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By: DCM Opportunity Fund International, Ltd.
Name: Matthew C. Bonner		Its General Partner
Title: Director
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM III, L.P.		DCM III-A, L.P.

By: DCM Investment Management III, L.L.C.		By: DCM Investment Management III, L.L.C.
Its General Partner		Its General Partner

By:	/s/ Matthew C. Bonner	By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner		Name: Matthew C. Bonner
Title: Authorized Signatory		Title: Authorized Signatory

DCM Investment Management III, L.L.C.		DCM AFFILIATES FUND III, L.P.

By: DCM Investment Management III, L.L.C.
By:	/s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Authorized Signatory
		By:	/s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Authorized Signatory